Exhibit 99.1

Corrections to Certain Disclosures in the Company’s 2014 Annual Report on Form 20-F

In its annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015 ( the “2014 Form 20-F”), Concord Medical Services Holdings Limited (the “Company”) incorrectly indicated that ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”) was early adopted when in fact only certain limited disclosure requirements within the standard have been voluntarily made which the Company believes are of interest to the financial statements users, particularly with regards to the disposal representing a strategic shift. In order to rectify the inconsistencies and incorrect disclosure statements within the 2014 Form 20-F that ASU 2014-08 has been early adopted, the Company hereby corrects certain incorrect statements on pages 70, 76, F-16, F-20 and F-23 of the 2014 Form 20-F as follows (the proposed additions are in italics and underlined and the proposed deletions are in strikethrough each against the current disclosure in the 2014 Form 20-F):

“Discontinued operations

~~We early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results,~~ The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented.”

“Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for us in the first quarter of fiscal 2015. ~~We have early adopted the standard in the year ended December 31, 2014.~~ We are currently evaluating the impact on our consolidated financial statements upon adoption of ASU 2014-08.”

F-16

“Discontinued operations

~~The Group early adopted ASU2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity for the year ended December 31, 2014, pursuant to which, when a component of an entity has been disposed of and the component represents a strategic shift that has or will have a major effect on an entity’s operations and financial results,~~ The disposal of Chang’an Hospital and WHT represents discontinued operations and the results of its operations should be classified as discontinued operations in the consolidated statement of comprehensive income (loss) for all periods presented. ”

F-20

“Recent accounting pronouncement

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. ~~The Company has early adopted the standard in the year ended December 31, 2014.~~ The Company is currently evaluating the impact on its consolidated financial statements upon adoption of this guidance.”

F-23

“ The disposal of CAH and WHT ~~represent a strategic shift that has a major effect on the Group’s operations and financial results~~ meets the criteria of discontinued operations in accordance with ASC 205-20 Discontinued Operations~~. According to ASU2014-08, t~~ The financial results of CAH and WHT have been accounted for as discontinued operations whereby the results of operations of CAH and WHT have been excluded from the results of continuing operations and reported as discontinued operations for all periods presented.”